Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Protagenic Therapeutics, Inc.(the “Company”) on Amendment No. 1 to Form S-1 to be filed on December 27, 2016, as a result of the U.S. Securities and Exchange Commission’s Comment letter on the Registration Statement Form S-1 submitted on September 16, 2016, of our report dated October 16, 2015, with respect to our audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2014, which report appears in the Prospectus which is part of the Registration Statement.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

Schulman Lobel Zand Katzen Williams & Blackman, LLP

/s/ Schulman Lobel Zand Katzen Williams & Blackman LLP

CERTIFIED PUBLIC ACCOUNTANTS

Princeton, New Jersey

December 27, 2016